Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Reports Full Year 2024 Financial Results

Highlights Positive Earnings Per Share and Substantial Cash Position of $11.11/share Amidst Challenging Economic Environment

SHANGHAI, China, April 29, 2025 /PRNewswire/ — Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (NASDAQ: NISN), a technology and industry-driven financing solutions provider and an integrated supply chain solutions provider, today announced its financial results for the full year ended December 31, 2024.

Recent Achievements and Highlights (as reported in the 20-F):

●	Reported total revenue of $340.2 million for the year ended December 31, 2024.

●	Achieved net income of $5.9 million and positive earnings per share of $1.43 for the year ended December 31, 2024, including non-cash expenses of $9.2 million related to share-based compensation and $5.0 million related to provisions for bad debts.

●	Maintained a substantial cash, cash equivalents, and restricted cash balance of $45.0 million as of December 31, 2024.

●	Continued investment in technology, talent, content, brand recognition, customer base expansion, and other initiatives.

●	Successfully navigated challenges posed by the economic slowdown in 2024 by scaling down bulk trading volume to minimize losses.

Management Commentary

Mr. Xin Liu, Chief Executive Officer of Nisun International, commented on the results, “The 2024 fiscal year presented a challenging operating environment, primarily due to the economic slowdown in China. This broad economic shift led to a more cautious approach from individual investors who fund SME financings, prompting SMEs themselves to reduce their corporate finance activities to minimize risk. As a provider of technology-driven customized financing solutions to SMEs, this environment directly impacted our SME financing solutions revenue, which saw a decline. Similarly, the economic slowdown and the high volatility in commodity market prices affected our supply chain trading revenues, particularly in bulk trading, where we strategically scaled down volume to manage potential losses.”

Mr. Liu continued, “Despite these headwinds affecting our financial performance in 2024, we remain focused on our long-term strategy and believe we are well-positioned for future growth. Our comprehensive technology-driven integrated supply chain financing solutions services, launched in January 2020, and our supply chain trading business, launched in July 2021 by leveraging our high-quality customer base and resources from supply chain financing solutions, are integral to our future. In the second half of 2024, we expanded our supply chain financing business into the gold industry, resulting in a $1.9 million increase in supply chain financing revenue compared to the first half of the year. We are actively building a solid pipeline of demand from our supply chain management and commodity trading customers. We believe this focus on integrated solutions will generate much higher margin technology financing solutions business in the future once investor risk appetite recovers and market conditions improve. Our substantial cash position also provides a solid foundation as we navigate the current economic climate and invest for the future.”

Full Year 2024 Financial Results Summary

For the year ended December 31, 2024, Nisun International reported total revenue of $340.2 million, a decrease of approximately 12% from $386.7 million in the prior year. The decline was primarily attributable to decreases in revenue from SME financing solutions services and supply chain trading, driven by the economic slowdown and market volatility.

Cost of revenue for the year ended December 31, 2024, was $309.3 million, down 11% from $346.7 million in 2023, primarily reflecting the reduction in supply chain trading volume.

Gross profit was $30.9 million in 2024, a decrease of 23% from $39.9 million in 2023. The decline in gross profit was mainly due to the decrease in revenue, impacting SME financing services, supply chain financing solution services, and the supply chain trading business.

Income from operations for 2024 was $3.6 million, a decrease of 81% from $18.8 million in 2023.

Net income for fiscal year 2024 was $5.9 million, compared to $17.7 million for fiscal year 2023.

Net income per share for fiscal year 2024 was $1.43, compared to $4.46 for fiscal year 2023.

As of December 31, 2024, the Company had cash, cash equivalents, and restricted cash of $45.0 million. Net cash used in operating activities was approximately $75.7 million in 2024, primarily reflecting higher advance deposits to key suppliers and other working-capital investments that position Nisun international to secure inventory and fulfill expanding customer demand. Management views this outflow as a strategic deployment of capital that lays the groundwork for future revenue growth and higher-margin opportunities as market conditions improve.

About Nisun International Enterprise Development Group Co., Ltd.

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2024	December 31, 2023

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,021,759	$114,454,844
Restricted cash	-	197,096
Short-term investments	6,882,714	12,788,629
Accounts receivable, net	54,444,438	21,120,795
Derivative asset	1,996,340	-
Advance to suppliers, net	92,304,699	38,602,304
Receivables from supply chain solutions	23,978,130	59,167,029
Inventories	806,821	30,953,583
Due from related party	1,665	-
Prepaid expenses and other current assets	25,892,681	16,018,778
TOTAL CURRENT ASSETS	251,329,247	293,303,058

NON-CURRENT ASSETS:
Property and equipment, net	358,038	881,276
Intangible assets, net	205,032	882,828
Right-of-use assets, net	1,608,591	2,384,590
Equity investments	457,417	368,528
Goodwill	17,050,800	17,659,983
Deferred tax assets, net	412,161	418,571
TOTAL NON-CURRENT ASSETS	20,092,039	22,595,776
TOTAL ASSETS	$271,421,286	$315,898,834

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$34,630,781	$45,463,753
Short-term bank loans	5,274,478	1,971,859
Accrued expenses and other current liabilities	2,930,782	7,245,358
Operating lease liabilities - current	948,561	861,087
Payables to supply chain solutions	4,229,793	12,947,708
Advances from customers	7,528,352	38,153,915
Taxes payable	3,642,427	4,145,920
Liabilities of financial guarantee	21,725	22,335
Due to related parties - current	267,149	274,652
TOTAL CURRENT LIABILITIES	59,474,048	111,086,587

NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	818,128	1,643,076
Deferred tax liabilities	-	114,650
TOTAL NON-CURRENT LIABILITIES	818,128	1,757,726
TOTAL LIABILITIES	60,292,176	112,844,313

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,725,096 and 4,017,596 shares issued, and 4,538,358 and 3,952,198 shares outstanding as of December 31, 2024 and 2023, respectively	47,251	40,176
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Treasury shares	(1,253,012)	(261,592)
Additional paid-in capital	139,712,207	130,535,082
Retained earnings	72,517,990	68,395,637
Statutory reserves	13,229,313	11,564,250
Accumulated other comprehensive loss	(17,491,069)	(11,474,682)
COMMON SHAREHOLDERS’ EQUITY	206,762,680	198,798,871
Non-controlling interests	4,366,430	4,255,650
TOTAL SHAREHOLDERS’ EQUITY	211,129,110	203,054,521
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$271,421,286	$315,898,834

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2024	2023	2022

REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$84,320,613	$101,823,899	$87,269,959
Supply Chain financing solutions	5,712,543	6,153,645	3,542,592
Total revenue generated from services	90,033,156	107,977,544	90,812,551
Revenue generated from sales:
Supply chain trading business	250,186,390	278,693,355	143,361,714
Total revenues	340,219,546	386,670,899	234,174,265

COST OF REVENUE:
Cost of revenue - services	(58,819,396)	(68,154,833)	(55,472,076)
Cost of revenue - sales	(249,887,524)	(278,002,800)	(140,880,063)
Business and sales related taxes	(600,605)	(527,336)	(772,830)
Total cost of revenue	(309,307,525)	(346,684,969)	(197,124,969)
GROSS PROFIT	30,912,021	39,985,930	37,049,296

OPERATING EXPENSES:
Selling expenses	(1,504,002)	(1,525,692)	(1,977,617)
General and administrative expenses	(19,247,560)	(10,859,011)	(10,511,542)
Research and development expenses	(1,414,437)	(1,093,457)	(1,563,718)
Bad debt expense	(5,037,951)	(2,215,016)	(4,509,634)
Goodwill Impairment Loss	(128,577)	(5,488,816)	(777,329)
Total operating expenses	(27,332,527)	(21,181,992)	(19,339,840)
INCOME FROM OPERATIONS	3,579,494	18,803,938	17,709,456

OTHER INCOME:
Interest and investment income	1,662,646	2,557,588	2,790,768
Other income, net	320,955	2,159,301	2,021,688
Total other income, net	1,983,601	4,716,889	4,812,456

INCOME BEFORE PROVISION FOR INCOME TAXES	5,563,095	23,520,827	22,521,912

PROVISION FOR INCOME TAXES	(4,527,081)	(5,817,147)	(4,741,854)

NET INCOME FROM CONTINUING OPERATIONS	1,036,014	17,703,680	17,780,058

DISCONTINUED OPERATIONS:
GAIN FROM DISCONTINUED OPERATIONS	4,863,777	-	-
NET (LOSS) FROM DISPOSAL OF SUBSIDIARIES IN DISCONTINUED OPERATIONS, NET OF TAX	4,863,777	-	-
NET INCOME	5,899,791	17,703,680	17,780,058
Net income attributable to non-controlling interests	(112,375)	(125,942)	(159,246)
NET INCOME - Nisun International’s shareholders	$5,787,416	$17,577,738	$17,620,812

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation loss	(6,017,982)	(4,536,797)	(12,576,380)
COMPREHENSIVE (LOSS) INCOME	(230,566)	13,040,941	5,044,432
Comprehensive loss attributable to non-controlling interests	1,595	65	6,231
COMPREHENSIVE (LOSS) INCOME	$(228,971)	$13,041,006	$5,050,663

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$1.43	$4.46	$4.42

Weighted average number of shares outstanding-basic and diluted*	4,053,108	3,943,793	3,986,359

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 and 2022

(EXPRESSED IN US DOLLARS)

	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,899,791	$17,703,680	$17,780,058
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,719,709	2,238,222	2,113,732
Stock-based compensation	-	-	125,630
Shares issued for compensation	9,184,200	31,808	185,000
Bad debt expense	5,037,951	2,215,016	4,509,634
Impairment of goodwill	128,577	5,488,816	777,329
Loss on disposition of property and equipment	217,351	-	1,385
Income from investments	(36,604)	(365,359)	(541,578)
Deferred tax (benefit) expense	(118,220)	(710,672)	271,907
Derivative asset	(182,232)	-	-
Repurchase Treasury shares	64,080	-	-
Changes in operating assets and liabilities:
Accounts receivable	(34,574,649)	(3,086,600)	(2,075,274)
Advance to suppliers, net	(56,157,685)	7,282,068	(39,859,386)
Prepaid expenses and other current assets	(8,653,076)	(5,511,142)	(4,734,501)
Receivables from supply chain solutions	33,997,219	(18,651,357)	11,372,841
Inventories	29,767,783	(246,818)	(25,530,993)
Accounts payable	(11,218,937)	5,722,300	7,693,011
Advance from customers	(35,241,476)	16,986,750	19,085,377
Taxes payable	(395,174)	1,478,316	(5,574,048)
Other payables	(5,604,548)	3,232,387	-
Payable to supply chain solutions	(9,165,567)	4,096,141	(15,198,883)
Operating lease liabilities	(730,895)	(834,381)	(855,242)
Accrued expenses and other current liabilities	374,477	(1,569,395)	1,501,078
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(75,687,925)	35,499,780	(28,952,923)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(26,677)	(503,957)	(652,585)
Purchase of intangible assets	(4,326)	(44,029)	(74,710)
Cash paid in connection with acquisition, net of cash received	-	-	(530,322)
Proceeds from sale of short-term investments	44,830,237	103,458,984	78,595,280
Proceeds from sale of Derivative asset	487,609	-	-
Proceeds from sale of Long-term investment	-	7,061,233	-
Proceeds from investment in debt securities	-	14,366,013	-
Proceeds from disposal of property and equipment	159,086	-	-
Purchase of short-term investments	(39,050,962)	(104,365,028)	(51,567,746)
Purchase of Derivative asset	(1,735,531)	-	-
Purchase of Long-term investments	-	-	(7,430,511)
Purchase of equity investees	(125,074)	-	-
Sale of a business, net of cash and cash equivalents sold	434,174	71,514	-
Repayments from loans to third parties	2,516,772	-	-
Loans to third parties	(1,474,264)	(229,161)	(501,905)
NET CASH PROVIDED BY INVESTING ACTIVITIES	6,011,044	19,815,569	17,837,501

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	5,350,399	1,553,471	445,831
Proceeds from third-party loans	-	1,977,145	36,770,626
Repayment of short-term bank loans	(2,116,345)	(29,961)	(1,239,983)
Repayment of third-party loans	(2,918,399)	(2,277,954)	(41,491,973)
Proceeds from related parties	-	-	(10,097)
Repayment of loan from related parties	-	(8,028,965)	(2,500,000)
Purchase of treasury shares	(1,055,500)	94,252	(355,844)
Capital contribution from non-controlling interest	-	(35,290)	37,116
NET CASH USED IN FINANCING ACTIVITIES	(739,845)	(6,747,302)	(8,344,324)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	786,545	(1,234,680)	(4,848,722)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(69,630,181)	47,333,367	(24,308,468)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	114,651,940	67,318,573	91,627,041

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$45,021,759	$114,651,940	$67,318,573

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$5,673,350	$4,530,963	$10,385,495
Cash paid for interest	$170,745	$29,961	$496,932

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Repayment payable for business disposition	-	279,037	-
Receivable from disposal of subsidiary	$-	$-	$289,973
Lease liabilities arising from obtaining right-of-use assets	402,209	295,220	4,070,163
Issuance of shares for share-based compensation	$700,000	$-	$-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$45,021,759	$114,454,844	$63,901,329
Restricted cash	-	197,096	3,417,244
Total cash, cash equivalents and restricted cash	$45,021,759	$114,651,940	$67,318,573